Mail Stop 4-6

      April 11, 2005

Mr. Michael Walsh
Chief Financial Officer
IQ Biometrix, Inc.
2000 Bridge Pkwy, Suite 201
Redwood Shores, CA 94538

Re:	IQ Biometrix Inc.
	Registration Statement on Form SB-2, as amended
	Filed March 28, 2005
	File No. 333-122710

	Form 10-QSB for the Quarterly Period Ended December 31, 2004
	File No. 00-24001

Dear Mr. Walsh:

	We have the following comments on your amended registration statement on the
Form SB-2.

FORM SB-2/A

General

1. Previous comment 1. We note your inclusion of both the financial statements of Wherify and pro forma financial statements for IQ
Biometrix and Wherify combined in this registration statement.
Please confirm that you believe there is a substantial likelihood that the Wherify merger will be completed this year.

2. Previous comment 2. We note you expanded your discussion in the
Summary section to include the manner in which each individual selling shareholder received the shares being offered for their account in this registration statement. Consider summarizing this discussion to describe each private placement and the other issuance transactions in general terms and include a reference to the location in the document where a more detailed discussion of these transactions, including the amount of securities received by each selling stockholder through these transactions, is contained.

3. Previous comment 3. We note your Selling Stockholder table lists
3,293,577 shares being offered on for the account of the named selling stockholders. We also note you are registering 3,600,000 shares in this registration statement. Please confirm that the difference between these amounts relates to penalty shares if this registration statement is not effective by April 1, 2005. Advise or revise your registration statement accordingly.

Recent Events, page 29

4. Please expand this discussion to describe the planned use of proceeds from the January 11, 2005 private placement and the financial impact these funds had and will continue to have on liquidity and capital resources. Does management believe these funds are sufficient to fund operations for the next 12 months? Consider updating your discussion entitled "IQB currently lacks liquidity" under risk factors to address this financing.

Controls and Procedures, page 30

5. Previous comment 14. We note your disclosure that "[t]here were no changes in our internal controls or in other factors that could affect these controls subsequent to the date of the evaluation of those controls by the chief executive officer and principal financial officer." Please amend to disclose any change in your internal controls over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal controls over financial reporting. See Item 308(c) of Regulation S-B. Please note this comment when preparing your amended controls and procedures disclosure in your Form 10-QSB for the quarterly period ended December 31, 2004.

Selling Stockholders, page 58

6. Previous comment 8. We note your response that you updated the disclosure in the Selling Stockholders section to describe the material terms of the issuance transactions. We note that footnote
(1) to the Selling Stockholder table sets forth the material terms of the January 11, 2005 private placement. However, we also note you refer to private placements that took place in July 2004, June 1, 2003, June 30, 2003, and September 18, 2003 in both the Summary section and in the footnotes to the Selling Stockholder table. Please expand your disclosure to describe the material terms of these private placements.

7. Previous comment 13. We note for footnote (2) to the Selling Stockholder table that "Enable Growth Partners, L.P. purchased shares of IQB for the sole benefit of the fund`s limited partners, and with no pre-existing, current or future intent to distribute shares of IQB through Enable Capital L.L.C." As previously requested, please amend to state, if true, that Enable Growth Partners L.P. acquired its securities in the ordinary course of business and, at the time of acquisition, had no agreements, understandings or arrangements with any other persons, directly or indirectly, to dispose of the securities.

Item 27. Exhibits

8. Previous comment 19.  We note the Consulting Agreement with
Alpine
Capital Partners filed as Exhibit 10.57 to the registration statement. Please outline all services performed by Alpine Capital
Partners for IQ Biometrix. Advise how you came to engage Alpine Capital Partners as a finder for the January 2005 private placement.


FORM 10-KSB FOR THE QUARTERLY PERIOD ENDED DECEMBER 31, 2004

Item 3. Controls and Procedures

9. Previous comments 20-22. We note your statement that you filed both a pre-effective amendment to your Form SB-2 and an amendment to your quarterly report on the Form 10-QSB along with your response letter. However, we were unable to locate any amendment to your periodic report on our system. Please advise us of the status of this amended filing.

*	*	*	*	*

	As appropriate, please amend your filing in response to these comments. Please ensure that your amendment is marked in accordance
with Item 310 of Regulation S-T.  You may wish to provide us with
marked copies of the amendment to expedite our review.   Please
furnish a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please allow adequate time after filing of any amendment for further review before submitting a request for acceleration.
Please
provide this request at least two business days in advance of the requested effective date.

	Direct any questions to Rebekah Toton at (202) 942-2994. If you need further assistance, you may contact me at (202) 942-1800.


							Sincerely,


							Barbara C. Jacobs
							Assistant Director


cc:	Via Facsimile (415) 495-8901
	Alisande M. Rozynko, Esq.
	The Crone Law Group LLP
	Telephone: (415) 495-8900

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IQ Biometrix, Inc.
April 11, 2005
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